EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

November 3, 2016

Ms. Mara L. Ransom, Assistant Director

Ms. Lisa M. Kohl

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2016 File No. 333-200629

Dear Ms. Ransom and Ms. Kohl,

Thank you for your further review of our Registration Statement. We have revised the Post-Effective amendment to address the comment in your letter of October 14, 2016.

1.	We note that you have filed a Post-Effective amendment to correct your financial statements. We also note your representation to us that you sold securities during this time. Please revise your prospectus cover page to reflect the sale of these securities; reducing the amount of securities being offered by those that you have sold.

We have revised the disclosure as requested.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President